

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Peter Henricsson
Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

>   **Re: Rocap Marketing, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed February 11, 2013**
>   **File No. 333-178738**

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 32

Summary Compensation Table, page 32

1. We note your response to comment 1 of our letter dated January 25, 2013. Please explain supplementally the changes in the stock award compensation for 2011.

Consolidated Financial Statements, page 37

Financial Statement Updating

2. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Should the Company conclude that updated audited annual financial statements are not required in your next amended registration statement, please explain how criteria (2) of Rule 8-08(b) has been met in your next response.

Notes to Consolidated Financial Statements, page 43

Note 10 – Management Agreements, page 56

3. We note your response to comment 6 of our letter dated January 25, 2013; and the corresponding restatements to your financial statements as related to the shares issued under the two management agreements. Please advise us of the following:

   - Further explain to us why you have revalued the shares at $0.002 per share or $3,840 in your Form S-1/A5, and tell us the date upon which you have now valued these shares.

   - Provide us with the corresponding management agreements that states all 1,920,000 shares were issued in fiscal 2010, as now presented in your restated statement of equity (deficit) on page 41 of your Form S-1/A5.

   - Tell us why you continue to disclose under Item 15 (page 89) that these shares were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares). Also tell us why you continue to disclose on page 89 that these 1,920,000 shares were issued in exchange for management services valued at $288,000.

   - Cite the generally accepted accounting guidance that you followed to account for the shares issued under the management agreements, including the guidance that you followed to determine both the measurement date of the share issuances (ASC 505-50-30-11) and the value of the equity awards (i.e. the fair value of the services received or the fair value of the equity instruments) (ASC 505-50-30-6) for stock-based transactions with non-employees.

Note 14 – Summary of Significant Accounting Policies, page 43

4. We note in your response to comment 5 of our letter dated January 25, 2013 that the Company allocates 20% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. We further note that the net loss attributable to the non-controlling interest as a percentage of net loss before non-controlling interest was approximately 8.7%, 3.2% and 6.6% for the fiscal year ended December 31, 2011, nine months ended

September 30, 2012 and nine months ended September 30, 2011, respectively. It remains unclear to us how you determine the amounts allocated to net income (loss) attributable to non-controlling interest. Please clearly explain to us your method for allocating net income (loss) between the controlling and non-controlling interest holders for each period presented, and tell us the reason(s) for the different percentages of net loss attributable to the non-controlling interest for each period presented. To the extent that the separate operations of Rocap Marketing, Inc. have affected the allocation of net loss to the non-controlling interest, please quantify such effects in your response. Also further revise your disclosure in Note 14 to clearly explain your method for allocating net income (loss) between the controlling and non-controlling interest holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: George Chachas, Esq.